UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-27454

ENERGY KING, INC.
(Exact name of registrant as specified in its charter)

26061 Acero, Suite 118, Mission Viejo, CA 92691
Phone: (888) 503-1759
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    / /               Rule 12h-3(b)(1)(i)         / /
Rule 12g-4(a)(1)(ii)   / /               Rule 12h-3(b)(1)(ii)        / /
Rule 12g-4(a)(2)(i)    / /               Rule 12h-3(b)(2)(i)         / /
Rule 12g-4(a)(2)(ii)   / /               Rule 12h-3(b)(2)(ii)        / /
                                         Rule 15d-6                  / /

Approximate number of holders of record as of the certification or notice date: 821

Explanatory Note:
Energy King, Inc. (the “Company”) is filing this Form 15/A for the purpose of withdrawing the Form 15 filed by the Company with the Securities and Exchange Commission (“SEC”) on July 27, 2011, after the Company was informed by the SEC that the Company had more than five hundred shareholders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Energy King, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   October 24, 2011                      By:  /s/ Michael Cummings
                                                  Name: Michael Cummings
                                                  Title: CEO and President